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                              October 20, 2023

       Carter Glatt
       Chief Executive Officer
       Dune Acquisition Corporation
       700 S. Rosemary Avenue, Suite 204
       West Palm Beach, FL 33401

                                                        Re: Dune Acquisition
Corporation
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed September 29,
2023
                                                            File No. 001-39819

       Dear Carter Glatt:

                                                        We have reviewed your
amended proxy statement and have the following comment(s).

              Please respond to this letter by amending your proxy statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your proxy statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2023 letter.

       Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A, filed September 29, 2023

       Opinion of Dune's Financial Advisor
       Discounted Cash Flow Analysis, page 115

   1.                                                   We note your statement
that "The 2023     2032 forecast was one of multiple financial
                                                        analyses used by
Newbridge in connection with its opinion based on guidance from
                                                        Global Hydrogen."
Please expand on this statement to explain the other financial analyses
                                                        Newbridge used in
connection with its opinion. Please note if the other financial analyses are disclosed in the
proxy statement. To the extent the financial analyses are not disclosed, please explain why you
believe they are not required to be disclosed.
 Carter Glatt
FirstName  LastNameCarter  Glatt
Dune Acquisition  Corporation
Comapany
October 20,NameDune
             2023     Acquisition Corporation
October
Page 2 20, 2023 Page 2
FirstName LastName
       Please contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Michael P. Heinz, Esq.